Exhibit 99.1

Vision Marine Technologies Partners with Linamar Corporation Subsidiary McLaren Engineering on E-Motion™ Fully Electric Outboard Motor

To Provide Necessary Scale to Serve Major Original Equipment Manufacturers

Montreal, Canada, October 26, 2021 – Vision Marine Technologies, Inc. (NASAQ: VMAR) (“Vision Marine” or the “Company”), is pleased to announce that it has executed a Manufacture and Supply Agreement with Linamar Corporation (TSX: LNR), a global leader in manufacturing solutions and world class developer of highly engineered products. Under the terms of the agreement, McLaren Engineering, Linamar’s leading edge technology and product development team for its advanced mobility segment, will manufacture and assemble Vision Marine’s E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of Vision Marine’s disruptive fully electric outboard motor at Linamar’s facility in Canada.

Acquired by Linamar in 2003, McLaren Engineering is the foundation for Linamar’s technical advancements. Linamar has more than 26,000 employees in 60 manufacturing locations throughout the world, and generated revenue totaling $7.4 billion in 2019.

“This agreement with Linamar, via our affiliation with McLaren Engineering, is a seminal event regarding the fully scaled commercialization of our E-Motion™ powertrain technology,” said Alexandre Mongeon, co-founder, and CEO of Vision Marine. “We have proven the diverse capabilities of and demand for our game changing technology, which recently set a new category speed record at the famed Lake of the Ozarks Shootout in August and generated significant industry interest at IBEX in September 2021. We believe our partnership with Linamar/McLaren validates our proprietary powertrain technology, and positions Vision Marine to scale production in order to meet the growing demand from major boating OEMs, which will require our ability to deliver thousands of electric outboards. We are in continuous discussions with numerous manufacturers.”

“Linamar and its McLaren Engineering division now provide Vision Marine with a world class, full service Tier 1 supply partner,” added Patrick Bobby, Chief Operating Officer of Vision Marine. “We look forward to working closely with the Linamar and McLaren Engineering teams as we continue to advance scaled commercialization of our proprietary E-Motion™ technology.”

“We are excited to develop precise manufacturing capability and protocols in order to scale mass production of Vision Marine’s groundbreaking E-Motion™ fully electric outboard. We consider Vision Marine to be a leader in electrifying global waterways and transitioning boating propulsion to a safe and clean EV industry,” stated Linamar CEO Linda Hasenfratz.

Mark Stoddart, CTO of Linamar, added, “This agreement with Vision Marine represents a unique opportunity for McLaren Engineering to lend its honed expertise to aid in the design, development, integration, manufacture and testing of Vision Marine’s proprietary maritime electric powertrain system for OEMs. We are happy to be working with Vision Marine’s team to scale production.”

Key aspects of Vision Marine’s proprietary E-Motion™ technology:

•	Breathtaking power and efficiency.
•	Invigorating and intuitive user experience.
•	Exceptionally fast charging capabilities.
•	Noiseless engine with minimal vibration.
•	Sustainable solution with zero emission.
•	E-Motion™ delivers an exhilarating experience due to its decadent torque to horsepower ratio.
•	100% reduction in fuel, and 90% reduction in maintenance cost versus traditional ICE powered boats.

The electric boat market was valued at $4.6 billion in 2021 and is expected to reach more than $9 billion by 2026, according to Mordor Intelligence.

About Linamar Corporation

Linamar Corporation (TSX: LNR) is an advanced manufacturing company where the intersection of leading-edge technology and deep manufacturing expertise is creating solutions that power vehicles, motion, work, and lives for the future. The Company is made up of two operating segments – the Industrial segment and the Mobility segment, both global leaders in manufacturing solutions and world-class developers of highly engineered products. The Industrial segment is comprised of Skyjack and MacDon. Skyjack manufactures scissor, boom, and telehandler lifts for the aerial work platform industry. MacDon manufactures combine draper headers and self-propelled windrowers for the agricultural harvesting industry. The Mobility segment is subdivided into three regional groups: North America, Europe, and Asia Pacific. Within the Mobility segment, the regional groups are vertically integrated operations combining expertise in light metal casting, forging, machining and assembly for both the global electrified and traditionally powered vehicle markets. The Mobility segment products are focused on both components and systems for new energy powertrains, body and chassis, driveline, engine, and transmission systems of these vehicles. In addition to the recently formed eLIN Product Solutions Group that focuses on Electrification, McLaren Engineering provides design, development, and testing services for the Mobility segment. Linamar has 26,000 employees in 60 manufacturing locations, 12 R&D centers and 25 sales offices in 17 countries in North and South America, Europe and Asia which generated sales of $7.4 billion in 2019. For more information about Linamar Corporation and its industry leading products and services, visit www.linamar.com or follow us on Twitter at @LinamarCorp.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of its agreement with Linamar, and the expected size of the electric boat market, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2020, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

Dave Gentry

RedChip Companies Inc.

800-RED-CHIP (733-2447) or 407-491-4498

dave@redchip.com